UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 December 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

The ‘Big Orange’s’ green revolution

05 December 2006

05 December 2006

The ‘Big Orange’s’ green revolution

The UK’s leading express, mail and logistics operator has today taken a major step forward in its efforts to make the planet greener and cleaner.

TNT Express and TNT Logistics, in partnership with Smith Electric Vehicles, has unveiled the world’s first high performance 7.5-tonne zero emission electric vehicle, due to go into service in London.

Two TNT vehicles, both ‘Newton’ models, will be the first ever in their class that can compete with their diesel equivalents – but without the polluting effects of ‘controlled’ (i.e. nitrogen oxide and particulate matter) and CO2 emissions.

TNT’s vehicle will operate from the company’s Barking depot, while the TNT Logistics model will be based at its Starbucks operation in Basildon, Essex.

If the green trial proves successful, TNT will consider adding 200 other zero emission vehicles to its fleet to serve in other urban locations in the UK. This would result in significantly reduced controlled and CO2 emissions and consolidate TNT’s position at the top of the ‘green league’ in the transportation sector.

TNT has well established ‘green’ credentials having recorded an overall rating of 84 out of a possible 100, on the Dow Jones Sustainability Index, the highest recorded score in the Industrial Transportation category in 2006.

Peter Bakker, TNT CEO, said: “We are living in times of great change and the launch of this vehicle represents what TNT is striving for in the 21st Century – to be the cleanest, greenest express, mail and logistics company on the planet.

“Global warming is the biggest issue the world is facing today. As a transportation company TNT contributes to this problem. That is why we are constantly looking for ways in which to minimise our CO2 emissions. State-of-the-art electrical vehicles, like the Newton, are a very good alternative to vehicles using fossil fuel, especially in urban areas.

“We have every confidence in the technology and, if everything goes to plan it could well pave the way for many, many more similar vehicles for TNT throughout the world.”

Ian Pearson MP, Minister for Climate Change and the Environment, speaking at today’s launch of the zero emissions vehicle at the Guildhall, London said: “I welcome TNT’s commitment to reducing their carbon footprint and this initiative to begin moving away from carbon intensive transport. It is an interesting new development in alternatively-fuelled transport for the road-haulage sector and I hope to see it extended throughout the TNT fleet.”

“The road transport sector is a major contributor to the UK’s carbon emissions and I would encourage other manufacturers to look at alternative technologies to fossil fuels in order for the road transport sector to reduce its carbon footprint.”

The Newton is powered by four large ‘Zebra’ 278v batteries positioned on the underside of the truck that can propel the vehicle up to 50mph. Fully charged, the vehicle has a range of 130 miles. It can be re-charged on board or through domestic mains or a standard three-phase socket.

As well as being zero emission, the Newton’s body panels are built from an ultra light, state-of-the-art fully recyclable composite material manufactured by Omnia. This substantially reduces body weight and increases the payload capacity of 4,000kg.

The decision to use the zero emission unit came after months of detailed research and analysis focusing on the environmental and cost benefits of the vehicle. Despite deriving 15% of all its electricity requirements from renewable sources, TNT is also seeking to implement a carbon emissions offsetting arrangement in respect of the ground-breaking vehicle, further evidence of the company’s commitment to the preservation of the environment in which it operates.

Tom Bell, Managing Director of the UK’s leading business-to-business express operator, TNT Express Services UK & Ireland, said: “This is a huge step forward for our fleet. Not only is this one of the most environmentally friendly vehicles on the market, there are also potential significant cost savings in the long-term.

“This vehicle is exempt from the London congestion charge – approximately £1,750 a year – incurs no road tax and is battery-driven. It costs just £25 a week to recharge the battery as opposed to £110 spent on fuel for a diesel vehicle.”

Neil Crossthwaite, Managing Director, TNT Logistics, said: “We have allocated our first zero-emissions vehicle to the fleet we operate for Starbucks, a client which shares our commitment to minimising environmental impact wherever we can. I am sure that other clients will be keen to become involved at the end of the trial.”

Smith Electric Vehicles is the world’s largest manufacturer of road-going commercial electric vehicles.

Based in North East England, it is the market leader in new technology electric vans and trucks, manufacturing a full range of commercial battery-powered vehicles, from minibuses and vans through to large goods vehicles.

Darren Kell, Chief Executive of the AIM-listed Tanfield Group Plc, which owns Smith, said: “We are delighted to have supplied the world’s first 7.5 tonne high performance electric vehicles to a client as prestigious as TNT and we are confident that the vehicles benefits, in terms of operating cost, efficiency and environmental cleanliness, will pave the way for the adoption of the Newton in cities and urban centres worldwide.

“This project, a very typical application for the Newton, demonstrates the size of the huge, untapped potential for commercial electric vehicles across the globe and we are perfectly positioned as the market leader.”

Phil Broad, Managing Director, Starbucks Coffee Company UK, said: “We are delighted to be working with TNT and Smiths to trial the new zero emissions vehicle for deliveries to our London stores. This initiative will help us to understand how we can further reduce our carbon footprint and adds to the work we have already undertaken in renewable energy procurement and reduction of energy consumption throughout the business.”

TNT Express Services

TNT Express Services is the leading business-to-business express delivery company in the UK & Ireland and has developed its leading position through organic growth in the express delivery and time-sensitive logistics markets. With an annual turnover in excess of £750m the company employs 10,600 people in the UK and Ireland, operating more than 3,500 vehicles from over 70 locations. To find out more go to our on-line press office at www.tntpressoffice.co.uk or go to our general website at www.tnt.co.uk.

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 06 December 2006